Lakeside Drive, Park Royal London NW10 7HQ Tel +44 208 978 6000

March 15, 2018

Office of Beverages, Apparel & Mining,

Division of Corporation Finance,

        U.S. Securities and Exchange Commission,

                100 F Street, N.E.,

                         Washington, D.C. 20549,

                                 United States of America.

Attn:    Mr. Rufus Decker, Accounting Branch Chief

Re:	Diageo plc

Form 20-F for the Fiscal Year Ended June 30, 2017

Filed August 8, 2017

File No. 1-10691

Dear Mr. Decker:

Thank you for your letter dated March 5, 2018, setting forth requests for certain information relating to the Form 20-F for the fiscal year ended June 30, 2017 of Diageo plc (“Diageo”), filed with the Commission on August 8, 2017 (the “2017 Form 20-F”).

Diageo’s responses to your comments are set forth in the appendix below. To facilitate your review, we have included in this letter the captions and comments from your comment letter in bold text and have provided Diageo’s responses immediately following each comment.

Please direct any questions or comments regarding the enclosed material to David Rockwell or Evan Simpson of Sullivan & Cromwell LLP, Diageo’s U.S. securities legal counsel, at (212) 558-4000, who will arrange with Diageo an appropriate response.

Very truly yours,

/s/ David Harlock
Name: David Harlock
Title: Company Secretary

cc:	Linda Cvrkel

(U.S. Securities and Exchange Commission)

Csaba Hajos

Kara Major

(Diageo plc)

David B. Rockwell

Evan S. Simpson

(Sullivan & Cromwell LLP)

Diageo is a trading name of Diageo plc	Registered office: Lakeside Drive, Park Royal London NW10 7HQ, United Kingdom Registered in England and Wales No. 23307

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Appendix

Form 20-F for Fiscal Year Ended June 30, 2017

Financial Statements

Note 16. Net Borrowings, page 255

You appear to have several registered notes with guarantees listed on the cover page of your Form 20-F. Please disclose in a footnote to your financial statements:

•	the issuer(s) and guarantor(s) for each of these guaranteed notes,

Each series of guaranteed notes listed on the New York Stock Exchange and set forth on the cover page to the 2017 Form 20-F has been issued by Diageo Investment Corporation (formerly known as Grand Metropolitan Investment Corporation) and guaranteed by Diageo plc (such guarantees were assumed in connection with the merger of Diageo plc (formerly known as Guinness plc) with prior guarantor Grand Metropolitan Public Limited Company in 1997). Each of these series of notes and related guarantees was issued pursuant to an effective registration statement and a related prospectus and prospectus supplement (if applicable) setting forth the terms of the relevant series of notes and related guarantees.

The following table sets forth the dates of the registration statements, dates of the base prospectuses and dates of issuance for each relevant series of notes.

Series	Registration Statement	Date of Base Prospectus	Date of Issuance
2.875% Guaranteed Notes due 2022	333-179426	February 8, 2012	May 11, 2012
8.000% Guaranteed Notes due 2022	33-51274	September 11, 1992	September 21, 1992
7.450% Guaranteed Notes due 2035	33-76754/33-84710	October 5, 1994	April 26, 1995
4.250% Guaranteed Notes due 2042	333-179426	February 8, 2012	May 11, 2012

In future Form 20-F filings, Diageo will amend the footnote in the net borrowings note to its financial statements in relation to each series of issued and guaranteed notes: “All bonds, medium term notes and commercial paper issued on an unsecured basis by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed on an unsecured basis by Diageo plc.” In addition, Diageo will revise its disclosure to the footnote in the net borrowings note to its financial statements in relation to each relevant series of notes: “SEC-registered debt issued on an unsecured basis by Diageo Investment Corporation, a 100% owned finance subsidiary of Diageo plc.”

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•	the legal aspects of each guarantee arrangement that would be material for an investor to evaluate the sufficiency of the guarantee, including the terms of any guarantee release provisions,

We refer you to page 256 of the 2017 Form 20-F, which states that “[a]ll bonds, medium term notes and commercial paper issued by the group’s wholly owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.” The legal aspects of the guarantee arrangements with respect to each series of notes have also been included in prior filings with the Commission, including in the applicable registration statements, prospectus supplements and forms of global notes (including guarantees) in relation to the offerings of such series of notes. For example, the Form 6-K filed with the Commission on May 11, 2012 included the forms of global notes and guarantees in respect of the 2.875% Guaranteed Notes due 2022 and 4.250% Guaranteed Notes due 2042 and was incorporated by reference into the relevant shelf registration statement on Form F-3. Diageo confirms there are no legal aspects of the guarantee arrangements, including the terms of any guarantee release provisions, which would be material in the context of the 2017 Form 20-F.

In future Form 20-F filings, Diageo will revise its disclosure to reflect material changes regarding the legal aspects of any guarantee arrangements, including terms of any guarantee release provisions, if any, in the footnotes to its financial statements.

•	the investors’ priority position in the event of a default by the issuer, and

As set forth in the applicable prospectuses or prospectus supplements, the notes constitute unsecured obligations of Diageo Investment Corporation and would rank equally with all other unsecured and unsubordinated indebtedness from time to time outstanding. As set forth in the applicable prospectuses or prospectus supplements, the guarantees constitute unsecured obligations of Diageo plc and would rank equally with all other unsecured and unsubordinated indebtedness from time to time outstanding. Diageo confirms there is no material information on investors’ priority position in the event of a default by the issuer in the context of the 2017 Form 20-F.

In future Form 20-F filings, Diageo will revise its disclosure to reflect material changes regarding investors’ priority position in the event of default by Diageo Investment Corporation, if any, in the footnotes to its financial statements.

•	any significant restrictions on the issuer’s ability to obtain funds from its guarantor(s) by dividend, loan, or other means.

The guarantor, Diageo plc, is the parent company of the Diageo group. Diageo confirms there are no significant restrictions on the ability of Diageo Investment Corporation to obtain funds from Diageo plc.

In future Form 20-F filings, Diageo will revise its disclosure to reflect material changes in restrictions on the ability of Diageo Investment Corporation to obtain funds from Diageo plc, if any, in the footnotes to its financial statements.

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Also, tell us the specific paragraph of Rule 3-10 of Regulation S-X that applies to each guaranteed note. Explain how your guaranteed note disclosures comply with that paragraph and further revise your disclosures, as appropriate.

Each series of guaranteed notes listed on the cover page to our Form F-3 has been issued by Diageo Investment Corporation, a finance subsidiary of Diageo plc and a co-registrant on Diageo’s shelf registration statements on Form F-3. Diageo relies on the exemption from Rule 3-10(a)(1) of Regulation S-X provided by Rule 3-10(b) of Regulation S-X to omit the financial statements of Diageo Investment Corporation from its Form 20-F filings.

The notes to Diageo’s financial statements include the disclosure required pursuant to Rule 3-10(b)(4) of Regulation S-X. We refer you to page 271 of the 2017 Form 20-F, which states that Diageo Investment Corporation is 100% owned by Diageo plc (which is equivalent to the percentages of voting rights held by the group) and is the financing company for the US group. We also refer you to page 256 of the 2017 Form 20-F, which states that “[a]ll bonds, medium term notes and commercial paper issued by the group’s wholly owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.” Diageo confirms that there is no relevant disclosure in response to the paragraphs (i)(9) and (i)(10) of Rule 3-10 of Regulation S-X.